SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

OPLINK COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

Koch Optics, Inc.

an indirect wholly-owned subsidiary of

Koch Industries, Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share (and the associated preferred share purchase rights)

(Title of Class of Securities)

68375Q403

(CUSIP Number of Class of Securities)

Raffaele G. Fazio, Esq.

Deputy General Counsel—Corporate and Commercial

Koch Companies Public Sector, LLC

4111 E. 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Whit Kilgroe, Esq. Koch Companies Public Sector, LLC 4111 E. 37th Street North Wichita, Kansas 67220 (316) 828-5500	Bradley C. Faris, Esq. Timothy P. FitzSimons, Esq. Latham & Watkins LLP 330 N. Wabash Ave. Suite 2800 Chicago, Illinois 60611 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$444,349,683.70	$51,633.43

*                 Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 19,677,843 shares of common stock, par value $0.001 per share, of Oplink Communications, Inc., and the associated preferred share purchase rights, at a purchase price of $24.25 per share. Such number of shares consists of (i) 17,075,394 shares of common stock issued and outstanding as of November 14, 2014, and (ii) 2,602,449 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0001162 of the transaction valuation.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,633.43	Filing Party: Koch Industries, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 24, 2014

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on December 3, 2014 and this Amendment, the “Schedule TO”), which relates to the offer by Koch Optics, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred share purchase rights (collectively, the “Shares”), of Oplink Communications, Inc., a Delaware corporation (“Oplink”), at a purchase price of $24.25 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Koch Industries and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to the Offer to Purchase and Schedule TO

The information set forth in the Offer to Purchase under the caption “Section 17. Legal Proceedings” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the paragraph under such caption on page 60 of the Offer to Purchase as set forth below.

“On December 3, 2014, a shareholder class action complaint for breach of fiduciary duty was filed in the Superior Court of the State of California, County of Alameda, captioned Brewerton v. Oplink Communications, Inc., et. al., Case No. RG14750111 (the “Brewerton Complaint”). The following summary of the Brewerton Complaint is qualified in its entirety by reference to the Brewerton Complaint, which is incorporated herein by reference. A copy of the Brewerton Complaint is filed as an exhibit to the Schedule TO. The Brewerton Complaint names as defendants Oplink, each member of the Oplink board of directors (the “Individual Defendants”), Koch Industries and the Purchaser. The Brewerton Complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Oplink, Koch Industries and the Purchaser aided and abetted these purported breaches of fiduciary duties. The Brewerton Complaint includes, among other allegations, that the Individual Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations and have put their own personal interests and the interests of Koch Industries ahead of the interests of the Oplink shareholders. The Brewerton Complaint also alleges that the Individual Defendants breached their fiduciary duties by failing to include in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 24, 2014 material information concerning Oplink management’s financial forecasts, events leading up to the announcement of the proposed transaction and the review and analysis of the transaction by the Individual Defendants and by the financial advisors to Oplink. The relief sought includes, among other things, a preliminary and permanent injunction prohibiting the completion of the proposed transaction, rescission (to the extent the proposed transaction has been completed), damages in an unspecified amount, and the payment of the plaintiffs’ attorneys’ fees and costs. Koch Industries and the Purchaser believe that the Brewerton Complaint is without merit and intend to vigorously defend the action.”

Amendment to the Schedule TO

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit thereto:

(a)(5)(A)                                   Class Action Complaint, dated December 3, 2014 (Brewerton v. Oplink Communications Inc. et al).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Koch Optics, Inc.

By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Authorized Representative

Date: December 5, 2014

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 24, 2014

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)

Joint Press Release issued by Oplink and Koch Industries dated November 19, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Koch Industries with the SEC on November 19, 2014)

(a)(1)(F)	Summary Advertisement published on November 24, 2014

(a)(1)(G)	Press Release issued by Koch Industries, dated November 24, 2014

(a)(5)(A)	Class Action Complaint, dated December 3, 2014 (Brewerton v. Oplink Communications Inc. et al).

(d)(1)

Agreement and Plan of Merger, dated as of November 18, 2014, by and among Koch Industries, the Purchaser and Oplink (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)

(d)(2)

Form of Tender and Support Agreement(s), dated as of November 18, 2014, which were entered into among Koch Industries and the Purchaser and each of Joseph Liu, Chieh Chang, Tim Christoffersen, Jesse Jack and Hua Lee (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)

(d)(3)	Confidentiality Agreement, dated as of August 18, 2014, by and between Oplink and Molex Incorporated

(d)(4)

First Amendment to Rights Agreement, dated as of November 18, 2014, by and between Oplink and Computershare Inc. (as successor to Computershare Shareowner Services LLC), as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)